UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

June 6, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

      Two subsidiaries of Raymond James Financial, Inc. (the "Company") whose retail client operations comprise part of the Company's Private Client Group, Raymond James Financial Services, Inc. and Raymond James Financial Services Advisors, Inc. (collectively, the "Subsidiaries"), recently participated in surveys conducted by the publications *Financial Planning* magazine and *Investment Advisor* magazine. The following information about the Subsidiaries was published in the June issue these publications.

Financial Planning

Revenues ($ in thousands) as of September 30, 2013

Total Revenue
2013: $1,351,716
% Change from prior year: 11.9%

Commission Revenue
2013: $631,120
% Change from prior year: 7.4%

Fee Revenue
2013: $536,703
% Change from prior year: 20.9%

Other Revenue
2013: $183,892
% Change from prior year: 4.1%

Payout Grids as of December 31, 2013
Mutual Funds %: 85-95
Stocks %: 82-95
Bonds %: 80-95
Annuities %: 85-95
Insurance %: 80-95
Alternatives %: 80-95
Rep Mgd. %: 85-100
Firm Mgd. %: 85-95
Outside Mgd. %: 80-95

Reps and Production as of December 31, 2013

Average Production of Top 20%: $1,043,746
2013 Quota (minimum production requirement at branch level): $250,000
2012 Quota (minimum production requirement at branch level): $250,000

Total Reps: 4,943
% Change from prior year: 2.9%

Producing Reps: 3,279
% Change from prior year: 2.1%

Reps Added: 124
Reps Dropped: 89

Series 6 Reps: 130
Series 7 Reps: 4,705
CFPs: 1,792

Average Payout (in thousands): $295
% Change from prior year: 10.1%

Total Payout (in thousands): $966,657
% Change from prior year: 12.4%

Top 10 Lists as of December 31, 2013 (unless otherwise noted)

High-End Reps (Top 20% of Reps)
Average Production: $1,043,746
% Reps > $150K: 77%

High-End Accounts
Total Client Assets (in thousands): $191,660,000
% Accts. > $100K: 31%

Net Capital (in thousands) as of September 30, 2013
Net Capital: $18,103
Net Excess Capital: $17,853

Commission Product Revenue ($ in thousands) as of September 30, 2013

Commission Revenue
2013: $631,120
% Change from prior year: 7.4%

Mutual Fund Revenue
2013: $317,515
% Change from prior year: 13.7%

Securities Revenue
2013: $97,483
% Change from prior year: 0.8%

Stock Revenue 2013: $77,282
Bond Revenue 2013: $18,804
ETF Revenue 2013: $0

Annuities Revenue
2013: $175,926
% Change from prior year: 2.3%

Variable Annuities Rev.: $157,120
Fixed Annuities Rev.: $18,806

Insurance Revenue:
2013: $14,927
% Change from prior year: 19.3%

L-T Care Revenue: n/a
Life and Disability Revenue: $14,927

Alternatives Revenue:
2013: $2,814
% Change from prior year: 3.1%

Hedge Fund Revenue: n/a
REIT Revenue: n/a
Managed Futures Revenue: n/a

Fee-Based Revenue ($ in thousands) as of September 30, 2013

Fee Revenue
2013: $536,703
% Change from prior year: 20.9%

In thousands Fee Revenue From:
Reps: $358,961
Firm: $154,546
Outside: $23,196

Fee Revenue as %: 39.50%
Fee-based AUM: $75,613,000
% of Reps on Platform: 92%

Clients and Accounts as of December 31, 2013

Total Account Assets (in thousands):
2013: $191,660,000
% Change from prior year: 16.3%

Active Accounts:
Total: 1,301,712
% Change from prior year: 3.3%

% Qualified Accounts.: 41%

Services and Fees as of December 31, 2013
Affiliation Fees: $3,960
Errors & Omissions Insurance: Third Party
Standard Rep Deductible: $10,000
Max Individual Coverage: $10M
Ticket Charge: $0-$35
B-Share Limits: Yes
B-D Equity: Yes
Forgivable Loans: Yes*
        *The publication indicated Yes, however the correct response is No. Other loan options are available.
Trust Services: Yes

Corporate Staff as of December 31, 2013
Full-Time Staff: 2,584
Licensed Professionals: 4,943
Registered Offices: 2,065
Offices of Supervisory Jurisdiction: 1,435
Recruiters: 15
Compliance: 120

Investment Advisor (as of September 30, 2013)

2013 Avg. BD Concession Per Rep (in thousands) - $458.0 (equivalent to Average Payout per rep)
Avg. Annual Gross Production per Advisor (in thousands) - $471.0
Avg. AUM per Advisor (in millions) $65.0

The information in this Current Report, including any exhibits hereto, is being "furnished" and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company with the Securities and Exchange Commission, whether made before or after the date hereof, regardless of any general incorporation language in such filings (unless the Company specifically states that the information or exhibit in this particular report is incorporated by reference).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: June 6, 2014   By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer